Exhibit 99.1

650 de Maisonneuve blvd. West.
Date: January 10, 2025	7th Floor
Montreal QC, H3A 3T2
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROYAL BANK OF CANADA

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual and Special Meeting
Record Date for Notice of Meeting:	February 11, 2025
Record Date for Voting (if applicable):	February 11, 2025
Beneficial Ownership Determination Date:	February 11, 2025
Meeting Date:	April 10, 2025
Meeting Location (if available):	Toronto, ON (Hybrid)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	780087102	CA7800871021

Sincerely,

Computershare
Agent for ROYAL BANK OF CANADA

650, boulevard de Maisonneuve Ouest
Date : Le 10 janvier 2025	7[e] étage
Montréal (Québec) H3A 3T2
www.computershare.com

Destinataires : Toutes les autorités canadiennes en valeurs mobilières

Objet : BANKQUE ROYALE DU CANADA

Madame, Monsieur,

Veuillez prendre note des informations relatives à la prochaine assemblée des détenteurs de titres de l'émetteur précité:

Type d’assemblée :	Assemblée annuelle et extraordinaire
Date d’inscription pour recevoir l’avis :	11 février 2025
Date d’inscription pour voter (s'il en est) :	11 février 2025
Date de détermination de la propriété véritable :	11 février 2025
Date de l'assemblée :	10 avril 2025
Endroit de l'assemblée (si disponible) :	Toronto, ON (hybride)
Émetteur enverra les documents directement aux PVNO :	Non
Émetteur paiera les frais d’envoi aux PVO :	Oui

Procédures de notification et d’accès :
Applicables aux propriétaires véritables	Oui
Critères d'assemblage - propriétaires véritables	Sans objet
Applicables aux porteurs inscrits	Oui
Critères d'assemblage - porteurs inscrits	Sans objet

Détails sur les titres ayant droit de vote :

Description de l'émission	Numéro du CUSIP	ISIN
Actons Ordinaires	780087102	CA7800871021

Sincèrement,

Computershare
Agent pour BANQUE ROYALE DU CANADA